Filed Pursuant to Rule 433
Registration Statement No. 333-256347
Issuer Free Writing Prospectus dated May 24, 2021

VeriSign, Inc.
$750,000,000
2.700% Senior Notes due 2031

May 24, 2021

This pricing term sheet relates only to VeriSign, Inc.’s offering of its 2.700% Senior Notes due 2031 and should be read together with the Preliminary Prospectus Supplement dated May 24, 2021 (the “Preliminary Prospectus Supplement”) and the accompanying Prospectus dated May 21, 2021. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	VeriSign, Inc.
Security:	2.700% Senior Notes due 2031
Anticipated Ratings (Moody’s/S&P)*:	Baa3 / BBB
Principal Amount:	$750,000,000
Maturity Date:	June 15, 2031
Interest Rate:	2.700%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2021
Public Offering Price:	99.712% of principal amount
Yield to Maturity:	2.733%
Spread to Benchmark Treasury:	+112.5 bps
Benchmark Treasury:	UST 1.625% due May 15, 2031
Make-Whole Call:	T+20 bps prior to March 15, 2031
Par Call:	On or after March 15, 2031

Change of Control Repurchase Event:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	May 24, 2021
Settlement Date:
T+10; June 8, 2021

We expect that delivery of the notes will be made against payment therefor on or about June 8, 2021, which is the tenth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Denominations/Multiple:	$2,000 x $1,000
CUSIP / ISIN:	92343E AM4 / US92343EAM49
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. U.S. Bancorp Investments, Inc.
Use of Proceeds:	The Issuer intends to use the net proceeds, together with cash on hand, to fund the redemption of all of its 2023 Notes.
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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Verisign and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322 or U.S. Bancorp Investments, Inc. at (877) 558-2607.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.